Hume, Kieran Inc. **Investor Relations Counsel**

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

03003437

Exemption number 82-1846

Monday, January 13, 2003

03 JAN 21 AM 7:21

SUPPL

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press release, "NUINSCO COMMENCES EXPLORATION WITH INCO AT THOMPSON; CLOSES PRIVATE PLACEMENT FINANCING" to be filed as required by Rule 12g3-2(b).

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Sincerely,

Brenda Orser

Brenda Orser
Senior Associate

dlw 2/3

Encl.

Nuinsco
RESOURCES LIMITED

For Immediate Release: Monday, January 13, 2003

NUINSCO COMMENCES EXPLORATION WITH INCO AT THOMPSON; CLOSES PRIVATE PLACEMENT FINANCING

Toronto, January 13 – Nuinsco Resources Limited reports that its nickel exploration program with Inco Limited on the Mel Project at Thompson, Manitoba is in progress. This is the start of a major geophysical and diamond drilling effort designed to refine and test a number of geological/geophysical targets. The Property is located within 25 kilometres of Inco's processing facilities at Thompson, within 78 claims totalling over 45,000 acres on the prolific Thompson Nickel Belt (TNB). Over the past three winters, Nuinsco has financed exploration over the entire claim group and is funding current work to earn a 100 percent interest in the Property. Inco holds the option to re-acquire a 51 percent interest in the property by funding its portion of development costs and by committing to spend $6 million on exploration on the Property over four years.

Some exploration was conducted on the Property during the 1960's and 1970's, when the effective depth penetration of geophysical surveys was limited to less than 100 metres. The rationale for reviving exploration in 1999 was the superior geophysical technologies now available that include AMT (Audio Magneto Tellurics) for regional reconnaissance and fixed loop surface UTEM (University of Toronto Electro-Magnetics), capable of detailing conductive bodies identified by AMT to depths up to 600 metres, significantly deeper than historical geophysical methods. The two techniques are some of the most advanced in their groups.

Within the TNB, massive sulphides manifest themselves as non-decaying to very slowly decaying conductors. Using Lamontagne Geophysics' Multiloop software, Inco identified and modelled seven such conductors that were detected by the 2002 surface UTEM program. Five are long (1,200 to 1,500 metres) and two are short (300 to 600 metres) with depths to top ranging from near surface to 335 metres. Before drilling, additional surface UTEM surveys are planned to further define some of these as well as other anomalies.

Nuinsco also reports that it has closed a flow-through private placement of 1,248,000 Units at $0.25 per Unit, for proceeds of $312,000. Each Unit consists of one common share and one half of one common share purchase warrant at a price of $0.45 for a period of one year. Additional Unit subscriptions were proposed but were not accepted due to failure to meet the year-end deadline for closing. Investment Dealer Brawley Cathers Limited of Toronto acted as agents for Nuinsco in the sale of the units. Proceeds of this financing are being used to finance the Mel exploration program. Additional financing proposals are under discussion.

Nuinsco is an exploration and development company whose projects are located in Manitoba, Northwestern Ontario and Northwestern Quebec. Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. U.S. S.E.C. exemption 12g3-2(b)#82-1846.

FOR FURTHER INFORMATION PLEASE CONTACT:

Nuinsco Resources
H. Douglas Hume, Chairman (416) 626-0470
admin@nuinsco.ca

Hume, Kieran Inc., Investor Relations
Olav Svela (416) 868-1079
olav@humekieran.com

To receive Nuinsco news releases via eMail, please advise Kam Dhanjal (kam@humekieran.com)